October 29, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	New Beginnings Acquisition Corp.
Registration Statement on Form S-1
Filed September 21, 2020, as amended
File No. 333-248944

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of New Beginnings Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on October 29, 2020, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, in excess of 400 copies of the Preliminary Prospectus dated October 22, 2020 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name:	Steve Levine
Title:	Chief Executive Officer

LADENBURG THALMANN & CO. INC.

By:	/s/ George Mangione
Name:	George Mangione
Title:	Managing Director